FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 27, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

27 March 2013

Annual Report and Accounts 2012
Annual Review and Summary Financial Statement 2012
Pillar 3 Disclosure 2012

Copies of the Annual Report and Accounts 2012 and Annual Review and Summary Financial Statement 2012 for The Royal Bank of Scotland Group plc (the "Group") have been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

These documents are available on the Group's website at www.rbs.com/annualreport . Printed copies will be mailed to shareholders ahead of the Group's Annual General Meeting which will be held on 14 May 2013.

The Pillar 3 Disclosure 2012 has also been published on the Group's website at www.rbs.com/annualreport .

For the purpose of compliance with the Disclosure and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2012 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2012.

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Macro-economic and geopolitical risks

The Group's businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions
The Group's businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of the Group's key markets over that period, including, in particular, the UK, Ireland and the US. Stagnant or weak GDP growth is also expected in the European Monetary Union (EMU) where a relatively robust German economy has been offset by austerity measures in many EMU countries, initiated in response to increased sovereign debt risk, which have resulted in weak economic and GDP growth, particularly in Spain, Italy and France.

The Group's businesses and performance are also affected by financial market conditions. Although capital and credit markets around the world were more stable during 2012, they remained volatile and subject to intermittent and prolonged disruptions. In particular, increasingly during the second and third quarters of 2012, continuing risk of sovereign default relating to certain EU member states had a negative impact on capital and credit markets.

These challenging economic and market conditions create a difficult operating environment for the Group's businesses, which is characterised by:

•
downward pressure on asset prices and on credit availability and upward pressure on funding costs, and such conditions continue to impact asset recovery rates and the credit quality of the Group’s businesses, customers and counterparties, including sovereigns;

•
alone or in combination with regulatory changes or actions of market participants, reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access funding and liquidity; and

•
central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on the Group’s interest earning assets.

In particular, should the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere worsen or economic recovery remain stagnant for an extended period, particularly in the Group's key markets, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

The Group has significant exposure to the continuing economic crisis in Europe
In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default reduced in 2012 due to actions of the European Central Bank (ECB) and the EU, the risk of default remains. This default risk raises concerns, particularly about the contagion effect such a default would have on other EU economies, including the UK economy, as well as the ongoing viability of the euro currency and the EMU. As a result, yields on the sovereign debt of many EU member states have remained volatile. The EU, the ECB, the International Monetary Fund and various national authorities have implemented measures intended to address systemic stresses in the Eurozone. The effectiveness of these actions is not assured and the possibility remains that the contagion effect spreads to the UK, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the UK, European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

• result in significant market dislocation;

• heighten counterparty risk;

• result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

• disrupt and adversely affect the economic activity of the UK and other European markets; and

• adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatch.

The occurrence of any of these events may have a material adverse effect on the Group's financial condition, results of operations and prospects.

In particular, the Group has significant exposure to customers and counterparties in the Eurozone (at 31 December 2012 principally Germany (£48 billion), The Netherlands (£26 billion), Ireland (£40 billion), France (£19 billion) and Spain (£12 billion)) which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. The Group's Eurozone sovereign debt exposures resulted in the Group recognising an impairment loss of £1,099 million in 2011 in respect of its holding of Greek government bonds. Similar write downs may occur in future periods. At 31 December 2012, the Group's Eurozone sovereign debt exposure amounted to £678 million including aggregate exposure of £51 million to Greece, Ireland, Italy, Spain and Portugal.

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the final report of the Independent Commission on Banking (ICB), and the UK Government's implementation of the recommendations. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates is likely to increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group and may have stronger and more efficient operations. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group's relative performance and future prospects. In addition, future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability, financial condition and prospects.

The Group is subject to political risks
The Group and the Royal Bank, its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government intends to hold a referendum in 2014 on the issue of Scottish independence from the UK. Although the outcome of such referendum is uncertain, Scottish independence could affect Scotland's status in the EU and significantly impact the fiscal, monetary and regulatory landscape to which the Group is subject. In addition, in January 2013, the UK Government announced the possibility of a referendum on the UK's membership of the EU, which would only take place some time after 2015. Although the effect of either Scottish independence or any referendum on the UK's EU membership, if either were to occur, is not possible to predict fully, it could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

The Group and its UK bank subsidiaries may face the risk of full nationalisation
Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the "Authorities") as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the FSMA, which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity. If HM Treasury decides to take the Group into temporary public ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities without the consent of holders of the securities.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group
The UK Government, through HM Treasury, currently holds 65.3% of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the Group. Any breach of this agreement could result in the delisting of the Group from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UKFI on its behalf) may sell all or a part of the ordinary shares that it owns at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for securities issued by the Group.

In addition, UKFI manages HM Treasury's shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

The Group is subject to other global risks
By virtue of the Group's global presence, the Group is exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group's business, financial condition and results of operations.

Market and credit related risks

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years; particularly early in the financial crisis (£10.1 billion in 2008 and £6.2 billion in 2009). Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of the Group's strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The Group's assets that remain in its Non-Core division may be more difficult to sell and could be subject to further write-downs or, if sold, realised losses. Any of these factors could require the Group to recognise additional significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios. In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group's businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2012 credit risk assets in the UK were £316 billion, in North America £101 billion and in Western Europe (excluding the UK) £147 billion); and within certain business sectors, namely personal finance, financial institutions and commercial real estate (at 31 December 2012 residential and personal lending amounted to £182 billion, lending to financial institutions was £114 billion and commercial real estate lending was £63 billion). The Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy.

The credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group's ability to enforce contractual security rights. In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group's commercial real estate portfolio. Any such losses could have an adverse effect on the Group's results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group's access to liquidity or could result in losses which could have a material adverse effect on the Group's financial condition, results of operations and prospects.

In certain jurisdictions in which the Group does business, particularly Ireland, there has been disruption during recent years in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse impact on the Group's financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group's non-UK subsidiaries and may affect the Group's reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group's investment and trading portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2012, the Group had accrued £119 million for its share of estimated FSCS levies for the 2012/2013 and 2013/2014 FSCS years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pension risk is the risk that the assets of the Group's various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes' liabilities, as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes' assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition. The most recent funding valuation, at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the Group will pay additional contributions each year over the period 2011 until 2018. Contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual of benefits.

Funding, liquidity and capital related risks

The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets generally improved during 2012 (in part as a result of measures taken by the ECB), and the Group's overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity and central banks increased their support to banks with the ECB providing significant short and long-term liquidity in the last few months of 2011 and in 2012. Although these efforts had a positive impact, global credit markets remain volatile.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict the Group's access to traditional sources of liquidity or increase the costs of accessing such liquidity.

The Group's liquidity management focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the Group's wider strategic plan. The Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Increased competition for funding during 2013 due to the significant levels of refinancing expected to be required by financial institutions, may also reduce the level of funding available from these sources. Under certain circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. The level of deposits may fluctuate due to certain factors outside the Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group's ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group's financial condition and results of operations.

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of the Group's capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.

The Basel Committee on Banking Supervision's package of reforms to the regulatory capital framework includes a material increase to the minimum Core Tier 1 (common equity) requirement and the total Tier 1 capital requirement, a capital conservation buffer and a countercyclical buffer. In addition, a leverage ratio is to be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt which may impact existing as well as future issues of debt and expose them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee has proposed that global systemically important financial institutions (GSIFIs) be subject to an additional common equity Tier 1 capital requirement, depending on a bank's systemic importance. The Group has been identified by the Financial Stability Board as a GSIFI. As a result the Group was required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity. In addition, GSIFIs will be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The Basel III rules are due to be phased in between 1 January 2013 and 2019 but have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as CRD IV). The final form of CRD IV is still under negotiation and the start-date for its implementation is still not known with full implementation still planned by 1 January 2019. The current proposals would allow the UK to implement more stringent prudential requirements than envisaged under Basel III.

The ICB recommendations and the UK Government's response supporting such recommendations include proposals to increase capital and loss absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. The US Federal Reserve has also proposed changes in how it will regulate the US operations of foreign banking operations such as the Group that may affect the capital requirements of the Group's operations in the US. As the implementation of the ICB recommendations are the subject of draft legislation not yet adopted and the Federal Reserve's recent proposals are in a comment period, the Group cannot predict the impact such rules will have on the Group's overall capital requirements or how they will affect the Group's compliance with applicable capital and loss absorbency requirements.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including Non-Core, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK, the US and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group's regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital, which could be mandated by the Group's regulators, could have a number of negative consequences for the Group and its shareholders, including impairing the Group's ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to reduce further the amount of its risk-weighted assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

Pursuant to the acquisition and contingent capital agreement entered into between the Royal Bank and HM Treasury on 29 November 2009, the Group will be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. At 31 December 2012, the Group's Tier 1 and Core Tier 1 capital ratios were 12.4% and 10.3%, respectively, calculated in accordance with FSA requirements. Any change that limits the Group's ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government's credit ratings
The credit ratings of RBSG, the Royal Bank and other Group members have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank and other Group members, were downgraded during the course of 2011 and 2012 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies' methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies' methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly the Royal Bank) would increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2012, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and the Royal Bank by the three main ratings agencies would have required the Group to post estimated additional collateral of £9 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government's credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above. In December 2012, Standard & Poor's placed the UK's AAA credit rating on credit watch, with negative outlook and, in February 2013, Moody's downgraded the UK's credit rating one notch to Aa1. Credit ratings of RBSG, the Royal Bank, RBS N.V., Ulster Bank Limited and RBS Citizens Financial Group, Inc. are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the Group's long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group's access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group's capital position, liquidity, operating results and future prospects
In the event that the Group's Core Tier 1 capital ratio declines to below 5 per cent., until December 2014 HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and the Group is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group's capital ratios to the desired or requisite levels. If the Group is unable to issue the Contingent B Shares, the Group's capital position, liquidity, operating results and future prospects will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase.

The regulatory capital treatment of certain deferred tax assets recognised by the Group depends on there being no adverse changes to regulatory requirements
There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks to implementation of Group strategy

The Group's ability to implement its strategic plan depends on the success of the Group's refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Group's non-core assets and businesses and the continued review of the Group's portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group's Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2012, this total had reduced to £57.4 billion (31 December 2011 - £93.7 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2012. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission. As part of its core business restructuring, during 2012 the Group implemented changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit or asset portfolios it is seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

The Group may be liable for any deterioration in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the Group's ability to implement its strategic plan and could have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan
The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the Group in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the Group which are, subject to certain terms and conditions, convertible into ordinary shares in the share capital of the Group and a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares if certain conditions are met in addition to the Group's participation in the Asset Protection Scheme (APS) (which has now been terminated). In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four year period from December 2009, including the disposal of a number of businesses now completed (or substantially completed) as well as the disposal of all or a controlling portion of Direct Line Group (DLG, formerly known as RBS Insurance) (with disposal of its entire interest in DLG required by 31 December 2014), and the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. While the initial sale of 34.7% of DLG through an IPO was completed in October 2012, in respect of the Royal Bank and NatWest branch-based business, the sale process continues to progress following the withdrawal of its original buyer in October 2012.

There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the Group.

In implementing the State Aid restructuring plan, the Group has lost, and will continue to lose, existing customers, deposits and other assets (both directly through sale and potentially through the impact on the rest of the Group's business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

The disposal of Global Merchant Services and RBS Sempra Commodities reduced the Group's assets by approximately £13.0 billion and £2.4 billion, respectively (based on total assets immediately prior to disposal). The quantum of assets and deposits that would be included in a divestment of the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland is not certain. However, at 31 December 2012, this business included approximately £18.8 billion of assets, £21.5 billion of deposits and two million customers.

The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's existing competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally.

The occurrence of any of the risks described above could have a material adverse effect on the Group's business, results of operations, financial condition, capital position and competitive position.

Macro-prudential, regulatory and legal risks
Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of the Group's key regulators could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry, in the UK, in many other European countries, the US and at the EU level.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the UK, the US and other countries in which it operates (including in relation to compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes).

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU, the other parts of Europe in which the Group operates and the US (such as the bank levy in the UK, the EU Recovery and Resolution Directive (the "RRD") or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and proceedings. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

•      the transfer in the UK of regulatory and supervisory powers from the FSA to the Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

• the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

• requirements to separate retail banking from investment banking;

• restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

• restructuring certain of the Group's non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;

• the design and potential implementation of government mandated recovery, resolution or insolvency regimes;

• the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

• requirements to operate in a way that prioritises objectives other than shareholder value creation;

• changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

• the imposition of restrictions on the Group's ability to compensate its senior management and other employees;

• regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

• rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•      other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, capital, liquidity or pricing;

•      the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

• the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations may adversely affect the Group's business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

The Group is subject to resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the Group, including the write off, write-down or conversion of the Group's securities
As a result of its status as a GSIFI and in accordance with current and proposed resolution and recovery schemes, the Group was required to meet certain resolution planning requirements by the end of 2012 and is required to meet others in 2013 contemplating its possible failure. The Group made the required submissions in 2012 to the FSA and its US business will make its required submissions in 2013. Similar to other major financial institutions, both the Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the powers provided by the Banking Act 2009, further resolution powers are expected to be provided as part of the RRD and the reforms implementing the recommendations of the ICB. Such resolution powers are expected to include a bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors of the Group (through write-down or conversion into equity of liabilities including debt securities) in order to recapitalise and restore the Group to solvency as well as other options, including those as set forth in the Banking Act 2009. The implementation of any resolution and recovery scheme is the subject of significant debate, particularly for GSIFIs with complex cross border activities. Such debate includes whether resolution and recovery powers may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIFI.

The potential impacts of these resolution and recovery powers may include the total loss of value of securities issued by the Group and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the Group to perform its obligations under its securities.

The Group is subject to a number of regulatory initiatives which may adversely affect its business. The Independent Commission on Banking's final report on competition and possible structural reforms in the UK banking industry has been adopted by the UK Government which intends to implement the recommendations substantially as proposed. In addition other proposals to ring fence certain business activities and the US Federal Reserve's proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group's US operations together with the UK reforms could require structural changes to the Group's business. Any of these changes could have a material adverse effect on the Group.
The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the ICB, which was appointed by the UK Government in June 2010, The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB's views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in, i.e., the ability to write down debt or convert it into an issuer's ordinary shares in certain circumstances) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in train, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which is due to be completed by September 2013.

Bail-in mechanisms continue to be discussed by the EU and the Group continues to participate in the debate around such mechanisms, which could affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency and could thereby materially affect the price of such securities.

The UK Government published in October 2012 a draft bill intended to enable the implementation of these reforms. This draft bill is subject to pre-legislative scrutiny by the UK Parliamentary Commission on Standards in Banking (PCBS), which may recommend changes to the bill. The UK Government published its response to the PCBS in February 2013 and agreed to amend the bill to include provisions giving the regulator the power to enforce full separation between retail and wholesale banking in a specified group. The Government is expected to introduce the bill, which will provide primary enabling legislation in the short term. This is with a view to completing the legislative framework by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation of 2019.

The impact of any final legislation on the Group is impossible to estimate with any precision at this stage. The introduction of bail-in mechanisms may affect the Group's cost of borrowing, its ability to access professional markets' funding and its funding and liquidity metrics. It is also likely that ring-fencing certain of the Group's operations would require significant restructuring with the possible transfer of large numbers of customers between legal entities. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the Group could have a material adverse effect on the Group's structure and on the viability of certain businesses, in addition to the Group's results of operations, financial conditions and prospects.

It is also possible that the UK's implementation of a ring-fence may conflict with any EU legislation to implement the recommendations of the High-level Expert Group on Reforming the Structure of the EU Banking Sector, whose report, published in October 2012, proposed, inter alia, ring-fencing the trading and market-making activities of major European banks. This could affect the Group's position relative to some competitors. However, it is not yet clear whether the EU will implement ring-fencing proposals and whether they will apply to UK banks, in addition to the UK's own ring-fencing measures.

Under the US Federal Reserve's proposal to change how it regulates the US operations of large foreign banking groups, foreign banking organisations with total global consolidated assets of $50 billion or more ("Large FBOs") would have to create a separately capitalised top-tier US intermediate holding company (IHC) that would hold all US bank and non-bank subsidiaries. The IHC would be subject to US capital, liquidity and other enhanced prudential standards on a consolidated basis. Among other things, an IHC would be subject to the same US risk based and leverage capital standards that apply to a US bank holding company. The adoption of such a regime would likely result in the Group being subject to multiple capital regimes where the US has departed from the international Basel Capital Framework as adopted in the UK and Europe. The imposition of US capital, liquidity and other enhanced prudential standards on an IHC of a Large FBO that is subject to home country capital standards on a group-wide consolidated basis would likely give rise to challenging organisational and compliance issues. The foregoing is only one example of issues that the Group might confront if its US operations were to be subject to these proposals. Under the current proposals the Group's US operations would be subject to these heightened requirements.

If any of the proposals described above are adopted, major changes to the Group's corporate structure, its business activities conducted in the UK and the US and potentially other jurisdictions where the Group operates, as well as changes to the Group's business model, might be required. The changes are likely to include ring-fencing certain banking activities in the UK from other activities of the Group as well as restructuring other operations within the Group in order to comply with these proposed new rules and regulations. The proposals, if adopted, are expected to take an extended period of time to put into place, would be costly to implement and may lack harmonisation, all of the effects of which could have a material adverse effect on the Group's structure, results of operations, financial condition and prospects.

The Group is subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group's operating results or reputation
The Group's operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The Group is involved in ongoing class action litigation, LIBOR related litigation and investigations, securitisation and securities related litigation, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In respect of the LIBOR investigations, the Group reached a settlement on 6 February 2013 with the Financial Services Authority, the Commodity Futures Trading Association and the US Department of Justice. In addition to this settlement, the Group continues to cooperate with these and other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates, and the probable outcome is that it will incur additional financial penalties. For more detail on the Group's ongoing legal and regulatory proceedings, see page 455. Legal and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory proceedings or adverse judgments in litigation could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation or results of operations.

The Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and regulatory matters. In 2012, provisions were required to cover costs of redress in respect of past sales of interest rate hedging products to the Group's small and medium sized businesses, having regard to the FSA report issued in January 2013 outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise. Additional provisions were required in 2012 to cover increased costs associated with Payment Protection Insurance sales practices. Provision was also required in respect of the redress paid to customers following the June 2012 technology incident which resulted in delays in the processing of certain customer accounts and payments. Significant increases in provisions may harm the Group's reputation and may have an adverse effect on the Group's financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes.

Financial reporting related risks

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards (IFRS), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition.

The Group's results could be adversely affected in the event of goodwill impairment
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2012, the Group carried goodwill of £11.3 billion on its balance sheet. The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position. Any significant write-down of goodwill could have a material adverse effect on the Group's results of operations.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Further rate reductions were announced in 2012 which will lead to a corporation tax rate of 21% by April 2014. Such changes in the applicable tax rates will reduce the recoverable amount of the recognised deferred tax assets.

Operational risks

Operational risks are inherent in the Group's businesses
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group's operations are highly dependent on its information technology systems
The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group's operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group's ability to service its clients, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group's business and brand.

For example, failure to protect the Group's operations from cyber attacks could result in the loss of customer data or other sensitive information. The threats are increasingly sophisticated and there can be no assurance that the Group will be able to prevent all threats. In addition, in June 2012, a computer system failure prevented customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure, in addition to other related costs. See page 430.

The Group may suffer losses due to employee misconduct
The Group's businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of 'rogue traders' or other employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group's operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on the Group's financial condition, results of operations and prospects.

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations
The Group's ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include directors and other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the Group).

In addition to the effects of such measures on the Group's ability to retain senior management and other key employees, the marketplace for skilled personnel is more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition and results of operations.

In addition, certain of the Group's employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results.

The Group continues to be exposed to its insurance business which is subject to inherent risks involving claims
Future claims in the insurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group's control. Because the Group will continue to consolidate DLG's results with its own for as long as required under accounting rules, any adverse impact on DLG due to these trends or insufficient or improper risk management by DLG could have an adverse effect on the Group's financial condition and results of operations.

41 Related parties
UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. The principal transactions during 2012, 2011 and 2010 were: the Asset Protection Scheme, Bank of England facilities and the issue of debt guaranteed by the UK Government discussed below.
In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 26). Other transactions include the payment of: taxes principally UK corporation tax (page 386) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy (page 375) and FSCS levies (page 454)); together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Asset Protection Scheme
On 22 December 2009, the Group entered into an agreement, the Asset Protection Scheme (APS), with HM Treasury acting on behalf of the UK Government, under which the Group purchased credit protection which, subject to a first loss of £60 billion, covered 90% of losses net of recoveries in a portfolio of specified assets and exposures (covered assets) from HM Treasury. The portfolio of covered assets had a par value of approximately £282 billion. On 18 October 2012, the Group exited the APS.

The Group paid APS premiums totalling £2,500 million (2012 - £275 million; 2011 - £125 million; 2010 - £700 million; 2009 - £1,400 million).

The APS contract was accounted for as a derivative financial instrument, recognised at fair value (2011 - liability £231 million; 2010 - asset £550 million) and included within the Derivative liability/asset balance sheet caption. Changes in fair value of £44 million (2011 - £906 million; 2010 - £1,550 million) were recognised in profit or loss within Income from trading activities.

There was no change in the recognition and measurement of the covered assets as a result of the APS.

In connection with its participation in the APS, the Group agreed to a number of behavioural commitments in respect of lending for businesses in the UK and personal current accounts in the UK. These commitments ran for two years and were completed by the end of February 2011.

Bank of England facilities
The Group also participates in a number of schemes operated by the Bank of England available to eligible banks and building societies.

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Open market operations - these provide market participants with funding at market rates on a tender basis in the form of short and long-term repos on a wide range of collateral and outright purchases of high-quality bonds to enable them to meet the reserves that they must hold at the Bank of England.

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The special liquidity scheme - this was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme officially closed on 30 January 2012.

At 31 December 2012, the Group had no amounts outstanding under these facilities (2011 - nil; 2010 - £16.1 billion).

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.11% of their eligible liabilities. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Government credit and asset-backed securities guarantee schemes
These schemes guarantee eligible debt issued by qualifying institutions for a fee. The fee, payable to HM Treasury is based on a per annum rate of 25 (asset-backed securities guarantee scheme) and 50 (credit guarantee scheme) basis points plus 100% of the institution's median five-year credit default swap spread during the twelve months to 1 July 2008. The asset-backed securities scheme closed to new issuance on 31 December 2009 and the credit guarantee scheme on 28 February 2010.

At 31 December 2012, the Group had no debt outstanding guaranteed by the Government (2011 - £21.3 billion; 2010 - £41.5 billion).

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. Lending under the scheme, amounting to £898 million at 31 December 2012, is accounted for in accordance with the Group's accounting policy for loans and receivables. The NLGS was superseded by the Funding for Lending Scheme.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of England in exchange for eligible collateral during the drawdown period (1 August 2012 to 31 January 2014). Borrowing is limited to 5% of the participant's stock of loans to the UK non-financial sector as at 30 June 2012, plus any expansion in lending from that date to the end of 2013. Eligible collateral comprises all collateral eligible for the Bank of England's discount window facility. The term of each transaction is four years from the date of drawdown. The price for borrowing UK treasury bills under the scheme depends on the participant's net lending to the UK non-financial sector between 30 June 2012 and the end of 2013. If lending is maintained or expanded over that period, the fee is 0.25% per year on the amount borrowed. If lending declines, the fee increases by 0.25% for each 1% fall in lending, up to a maximum fee of 1.5%. As at 31 December 2012, the Group had borrowed UK treasury bills with a fair value £749.million under the scheme.

Other related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)
The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

For further information, please contact:-

Group Media Centre
+44 (0) 131 523 4205

Investors
Richard O'Connor
Head of Investor Relations
+44 (0) 207 672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 March 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary